

November 21, 2013

Via E-mail
David Portnoy
Co-Chief Executive Officer
Mark Portnoy
Co-Chief Executive Officer
Cryo-Cell International, Inc.
700 Brooker Creek Blvd. Suite 1800
Oldsmar, FL. 34677

    Re: Cryo-Cell International
           Form 10-K for Fiscal Year Ended November 30, 2012
           Filed February 28, 2013
           File No. 000-23386

Dear Messers. Portnoy and Portnoy:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Forward-Looking Statements , page 4

1. Your common stock is considered a penny stock pursuant to Rule 3a51-1so you are unable to claim the safe harbor provided by Section 21E of the Securities Exchange Act of 1934. Please remove the reference in future filings.

Item 1 A. Risk Factors

International Licenses of our technology and services account for a portion of our income…, page 18

2. We note that under marketing agreements in your business section there are two foreign affiliates who have failed to make their payment obligations. In the future please expand this

factor to highlight the impact of the non-payment of processing and storage fees by your foreign affiliates.

Item 2. Properties, page 24

3. We note that your disclosure of your annual rent for the facility in Oldsmar, Florida does not reflect the increases due the escalating fee structure. If material please disclose the current rental cost to the company.

Item 3. Legal Proceedings, page 24

4. Describe the underlying facts of the lawsuit filed against the Company on May 25, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

5. Provide more detail as to the reasons why you have refocused your efforts on your umbilical cord blood and cord tissue business while reducing your efforts to develop your menstrual stem cell technology. Also highlight any changes in your focus in response to Mr. Choi's recent unsuccessful proxy contest.

6. We note that your number of new specimens processed has decreased since 2011 and revenues are being kept stable through annual storage price increases. Although your disclosure mentions the decline, there is no indication of why you are selling less plans and whether this is an indication of a negative trend for which management is taking affirmative steps to correct. Please expand your disclosure to explain why sales have continued to decline and what is being done to reverse this trend.

Item 11. Executive Compensation, page 78

7. We note that you pay your named executive officers a bonus based upon the attainment of objective targets and subjective performance. Confirm that your 2012 bonuses were based solely on subjective performance as determined in the sole discretion of the Compensation Committee. In your future filings, you should provide more detail as to the qualitative factors considered by the Compensation Committee in rewarding performance, and in cases of awards based upon performance targets, whether threshold, target or stretch performance standards were met during the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jill Taymans